Exhibit 1

Harry Winston Diamond Corporation’s Fiscal 2008 Third Quarter Results to be released Wednesday, December 12, 2007.

NEW YORK, (November 29, 2007) – Harry Winston Diamond Corporation (NYSE:HWD, TSX:HW) will release its Fiscal 2008 Third Quarter results for the period ended October 31, 2007, after market hours on Wednesday, December 12, 2007.

Beginning at 9:00AM (EST), on Thursday, December 13, the company will host a webcast for analysts, investors and other interested parties. Listeners may access the webcast on the company’s investor relations website at http:investor.harrywinston.com. An online archive of the webcast will be available on the company’s website later the same day.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (NYSE: HWD; TSX: HW) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located at Lac de Gras in Canada’s Northwest Territories. The company’s retail division, Harry Winston Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For investor information, visit investor.harrywinston.com or for general information about the company, go to www.harrywinston.com.

For further information, please contact:

Kelley Stamm, Investor Relations Coordinator – (416) 362-2237 ext 223 or kstamm@harrywinston.com